SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F        T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2008, the Company reported its financial statements for the three-month period ended on September 30, 2008 and September 30, 2007 requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such three-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2008 and 2007

	In thousands of Ps.
	09/30/08	09/30/07
1. Period Results
Ordinary	(70,265)	(30,023)
Extraordinary	—	—
Period Profit	(70,265)	(30,023)

2. Net Worth Composition
Subscribed Capital	578,676	551,780
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	764,734
Legal Reserve	29,631	24,276
Reserve for new projects	193,486	91,744
Retained Earnings	(15,390)	77,074
Total Net Worth	1,853,913	1,783,995

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the financial statements, the authorized capital stock of the Company was Ps. 578,676,460. Its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F y A. (“Cresud”) with 276,356,913 shares, which represents 47.8% of the issued and outstanding capital.

As of September 30, 2008, without taking into account Cresud’s holding, the amount of 302,319,547 non endorsable registered common shares face value Ps. 1 each are held by the rest of the shareholders. Such amount of shares represents 52.2% of the issued and outstanding capital.

As of September 30, 2008, there no outstanding warrants or convertible notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

Although the revenues increased 11.7% compared with the same period of the previous fiscal year, the development registered in the revenues, excluding the segment of consumption financing in which the Company operates through Tarshop, was of 23%.

•

Participation of the different segments in the net revenues was as follows: sales and developments increased 85.4% amounting to Ps. 2.3 millions, offices and other lease properties increased 42.6% amounting to Ps. 29.5 millions, shopping centers increased 18.7% amounting to Ps. 95.1 millions, hotels increased 19.7% amounting to Ps. 42.2 millions, consumption financing decreased 15.9% amounting to Ps. 48.8 millions while financial transactions and others registered revenues amounting to Ps. 0.5 millions.

•

The operating results had decreased showing a loss of Ps. 0.9 millions as of September 30, 2008, compared to a profit of Ps. 55.2 millions as of September 30, 2007. This decrease is due principally to the operative losses in the segment consumption financing. Also, for the same reason above mentioned, the net results has decreased in Ps. 40.2 millions showing a loss of Ps. 70.3 millions.

•

As regards of the evolution in the revenues, the rent segment , specially shopping center segment and lease offices segment, continues showing growth in its operating margins, which increased 65%. The occupancy rate in those segments is still high, amounting to 98.7% the shopping centers segment and amounting to 99% in the lease office segment (without taking into account the Edificio República, recently incorporated to the portfolio, which is being absorbed).

•

As a result of the national and international economic and financial context the Company revised the economic outlooks of the activities of Tarshop S.A., which was supported financially by the Company. Also Tarshop S.A. has decided certain measures to improve its operating and commercial performance.

•

The Company continues with the development of the shopping center located in Av. General Paz and Panamericana and with the construction of an office building located in Dique IV of Puerto Madero, which it are expected to be functioning towards the second semester of fiscal year 2009.

•

Sale and development segment: The Company completed the draft project of Solares de Santa María, through informative reunions with diferent offices of the government, while its still awaits the final judgement of the judicial proceeding. IRSA-Cyrela has progressed with the excavations of the Horizons project in Vicente López.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 12, 2008.